[redacted]

SEC ISSION

AN… 13026304 …ORT

FORM X-17A-5
PART III

SEC
Mail Processing
Section
DEC 2 - 2013
Washington DC
404

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SEC FILE NUMBER
8-40771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee Clearing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff — (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Damon B. Joyner and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Clearing, Inc., as of September 30, 2013, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

CEO, Sterne Agee Clearing, Inc.
Title

Signature

Treasurer and CFO, Sterne Agee Clearing, Inc.
Title

JOETTE CROUCH FREDRICKSON
Notary Public
Alabama State at Large
My Commission Expires March 24, 2014

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Operations
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

STERNE AGEE CLEARING, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statement of Financial Condition

September 30, 2013

(With Report of Independent Registered Public Accounting Firm)

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sterne Agee Clearing, Inc.

We have audited the accompanying statement of financial condition of Sterne Agee Clearing, Inc. (the Company) as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sterne Agee Clearing, Inc. as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama
November 26, 2013

STERNE AGEE CLEARING, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statement of Financial Condition

September 30, 2013

Assets		
Cash and cash equivalents	$	1,226,903
Due from Parent		1,726,919
Furniture and equipment (less accumulated depreciation of $208,675)		71,500
Other assets		133,957
Total assets	$	3,159,279
Liabilities and Stockholder's Equity		
Due to affiliates	$	178,996
Other liabilities		5,314
Total liabilities		184,310
Commitments and contingencies (note 3)		
Stockholder's equity:		
Common stock, $0.01 par value. 60,000 shares authorized, 2,500 shares issued and outstanding		25
Additional paid-in capital		467,410
Retained earnings		2,507,534
Total stockholder's equity		2,974,969
Total liabilities and stockholder's equity	$	3,159,279

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Clearing, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal business activities include the execution of securities transactions for institutional and retail customers introduced by nonaffiliated registered broker dealers, as well as the execution of securities transactions for nonaffiliated broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SALI), an affiliate of the Company, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no significant losses under this agreement.

(b) Use of Estimates in the Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Furniture and Equipment

Furniture and equipment are carried at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization that is recorded in accumulated depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the assets.

(e) ***Subsequent Events***

The Company has evaluated subsequent events and their potential effects on the statement of financial condition through the date of the issued statement of financial condition. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2013 statement of financial condition.

(f) ***Recent Accounting Pronouncements***

Accounting Changes Issued not Currently Effective

In October 2012, the FASB issued ASU No. 2012-04, *Technical Corrections and Improvements*. The amendments in ASU No. 2012-04 are presented in two sections – Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments categorized in Section A are source literature amendments, guidance clarification and reference corrections and relocated guidance. The amendments categorized in Section B are intended to conform terminology and clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820, *Fair Value Measurement*. The Company will adopt the provisions of the ASU that do not have transition guidance as of October 1, 2013 and does not expect the adoption to have a material effect on the Company's financial condition, results of operations, or cash flows. The Company will adopt the provisions of the ASU that have transition guidance as of October 1, 2014. The adoption is not expected to materially affect the Company's financial condition.

In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The update further defined that ASU No. 2011-11 applies only to derivatives, repurchase and reverse purchase agreements, and securities borrowing and lending transactions that are either offset in accordance with specific criteria contained in the FASB ASC or subject to a master netting arrangement or similar agreement. The amendments should be applied retrospectively for all comparative periods presented. The effective date is the same for ASU No. 2011-11. The Company will adopt the provisions of the ASU on October 1, 2014. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, the adoption is not expected to materially affect the Company's financial condition.

In July 2013, the FASB issued ASU No. 2013-11, *Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. The amendments in ASU No. 2013-11 provide explicit guidance on the financial presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU should be applied prospectively to all unrecognized tax benefits that exist at the effective date and retrospective application is permitted. This ASU is effective for periods beginning after December 15, 2014. The Company will adopt the provisions of this ASU on October 1, 2015. The adoption is not expected to materially affect the Company's financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2013, the Company had net capital of $1,042,593, which was $992,593 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of that Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

(4) Related-Party Transactions

SALI and SA Group provide management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SALI and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations.

SALI serves as the custodian for the Company for securities, cash, and other property owned by or in fiduciary accounts.

Additionally, SALI, in its capacity as the clearing firm for the Company, charges clearing fees for such services.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, the Company has recorded the following:

		September 30, 2013
Deferred tax asset:		
Federal	$	67,401
State		19,099
Total deferred tax asset before valuation allowance		86,500
Valuation allowance for net operating loss carryforwards		(76,008)
Deferred tax asset after valuation allowance		10,492
Deferred tax liability:		
Federal		(10,004)
State		(488)
Total deferred tax liability		(10,492)
Total	$	-

The Company recorded a return to provision adjustment related to a deferred tax asset in the amount of $4,378 as of September 30, 2013 that only had a statement of financial condition effect.

The tax effects of each type of income and expense item that gave rise to deferred taxes are:

		September 30, 2013
Net operating loss carryforwards	$	84,248
Depreciation		2,252
Valuation allowance		(76,008)
Prepaid expenses		(7,480)
Other		(3,012)
Total	$	-

Based on estimated future taxable income, management believes it is more likely than not that the deferred tax assets after the valuation allowance will be fully utilized.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2013, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2008 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. The Parent has filed tax returns through fiscal year ended September 30, 2012.

At September 30, 2013, the Company had gross U.S. federal net operating losses of approximately $180,000 and state net operating loss carryforwards of approximately $12,000. The federal and state operating loss carryforwards expire beginning October 1, 2034 and September 30, 2027, respectively.